

Mail Stop 3720

November 6, 2008

<u>Via U.S. Mail and Fax</u>
Jay Rifkin
Chief Executive Officer
Digicorp, Inc./China Youth Media, Inc.
4143 Glencoe Avenue, Unit B
Marina Del Ray, CA 90292

> **RE: Digicorp, Inc./China Youth Media, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **Filed May 19, 2008 and August 19, 2008, respectively**
> **File No. 0-33067**

Dear Mr.Rifkin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Consolidated Interim Financial Statements for the Quarter Ended June 30, 2008</u>
<u>Note 4. Intangible Assets, page 5</u>

1. We note that the Company's wholly owned subsidiary, YMHK, entered into a cooperation agreement with CYN, CYI and CY Ads dated June 10, 2008. Please explain to us the following about the agreement:

i. What was the business and economic rationale for creating YMHK and YHMK WFOE in order to enter into a cooperation agreement with CYN, CYI and CY Ads in China;

ii. What will the Campus Network consist of;

iii. Who will provide what components in building out the Campus Network;

iv. Who will own and operate the Campus Network;

v. How will the Company, CYN, CYI and CY Ads share in the profits and losses generated by the Campus Network;

vi. What are the terms, rights and obligations included in the commercial and technical services agreement;

vii. How will you account for the commercial and technical services agreement; and

viii. Tell us about the nature and terms of any other agreements among the Company, CYN, CYI and CY Ads.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director